Exhibit 99.1

Evotec Announces ‘Horizon’ – Next Inflection in Its Strategic Transformation to Accelerate Growth and Promote Agility

•	Horizon advances multi-stage transformation initiated with Priority Reset in 2024 and establishes new operating model across three pillars: operations, science and commercial execution
•	Operations: Global footprint further streamlined to 10 sites to simplify organizational structures and improve cost base
•	Science: Centers of Excellence concentrate key expertise and innovation infrastructure to deepen scientific leadership and strengthen competitiveness in high-value segments
•	Commercial execution: Upgraded commercial organization enables faster execution, clearer ownership and improved customer responsiveness
•	New operating model designed to deliver greater agility and sustainable growth, enabling improved value creation
•	Structural Horizon measures expected to generate ~€75 million run-rate savings by end of 2027
•	New phased 2026-2030 mid-term framework introduced, aligned with transformation roadmap
•	Investor and analyst webcast and conference call today at 3 p.m. CET / 2 p.m. GMT / 10 a.m. EDT; details can be found below or under this link

Hamburg, Germany, March 10, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced ‘Horizon’, the next phase in its multi-stage transformation initiative. Horizon advances the company’s evolution by implementing a new and focused operating model built across the three pillars of operations, science and commercial execution. This model is designed to generate above market growth and enhance operating leverage in an environment of normalized demand and increased expectations on scientific and operational performance, building on the Priority Reset in 2024 and the articulation of strategic levers for mid-term value creation in 2025.

Horizon will simplify organizational structures, reorganize Evotec’s global expertise into new, focused Centers of Excellence and align the company footprint to support more disciplined execution in high-value segments of the drug discovery and preclinical development market.

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Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“Horizon represents the next step in Evotec’s structured transformation to position the company for sustainable, high-quality growth. Following the disciplined cost actions implemented over the past two years and the strategic priorities we set in 2025, we are now transforming our operating model. This will enable deeper integration, faster decision making and greater agility for our customers and partners. Horizon positions Evotec for stronger performance through 2027 and lays the foundation for further optimization and intelligent scaling toward 2030.”

Strategic Rationale

Horizon marks an important step to position Evotec for the next phase in the evolution of the global drug discovery and pre-clinical development market, driven by deeper scientific excellence and advances in data science, automation and AI. It represents a building phase after which the company will operate with a more disciplined cost base, a higher-value technology-driven revenue mix, improved operating margins and a platform capable of delivering sustainable and profitable growth. Operational streamlining will increase agility and responsiveness and will enable faster execution, particularly within Evotec’s drug and preclinical development (D&PD) business.

Horizon accelerates delivery on Evotec’s four strategic levers for mid-term value creation:

1.	Above market growth rates at better-quality earnings
2.	Commitment to operational excellence
3.	Better monetization of technology and assets of Just – Evotec Biologics
4.	Upside through returns on partnered asset pipeline

Implementation Plan

As part of the transformation, Evotec plans to further optimize its global footprint, reduced from 19 to 14 sites between 2024 and 2025, to 10 sites over the next two years. The footprint optimization will be accompanied by a workforce adjustment affecting up to 800 positions across all locations. Centers of Excellence will enable a centralized innovation infrastructure by concentrating key areas of expertise. This focused model is designed to strengthen scientific depth, enhance cross-disciplinary collaboration and support growth in high-value therapeutic and technology-driven areas.

Implementation of these measures has been initiated, with first operational effects anticipated in the second half of 2026. Horizon is expected to be substantially implemented by the end of 2027, taking into account phased workforce adjustments in accordance with local legal requirements. The organizational changes and associated charges that Evotec expects to incur are subject to a number of assumptions, including local legal requirements. The company is committed to a transparent process and does not expect material disruption to ongoing customer programs.

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Paul Hitchin, Chief Financial Officer of Evotec, said:

“From a financial perspective, Horizon represents a fundamental realignment of our operating model and cost structure. We are simplifying our cost base, reallocating resources toward higher-value, intellectual property-driven programs and improving operating leverage across the business to create value for our stakeholders. While 2026 will be a transition year, our objective is a structurally more focused organization with enhanced long-term profitability and strengthened cash generation through 2027 and beyond.”

Financial Framework and Medium-Term Outlook

Considering the start of Horizon and the transition year expected in 2026, Evotec is revising its medium-term financial framework to reflect a phased trajectory from 2026 through 2030.

The revised framework incorporates the timing of restructuring measures and the continued development of the revenue mix across Evotec’s two business segments.

Preliminary FY 2025 Performance (Unaudited)

To provide transparency as part of the updated framework, Evotec is sharing preliminary, unaudited full-year 2025 financial figures, subject to completion of year-end closing and audit procedures.

For full-year 2025, Evotec expects results to fall within its previously communicated guidance ranges:

•	Group revenues of approximately €788 million at the high end of the €760-800 million guidance (€811 million at constant exchange rates (CER))

•	Adjusted Group EBITDA of approximately €41 million versus guidance of €30-50 million (€52 million CER)

Evotec will report final fourth quarter and full-year 2025 results on April 8, 2026.

Discovery & Preclinical Development (D&PD)

Preliminary unaudited revenues for the D&PD segment are expected to amount to approximately €529 million (€540 million CER), representing a year-on-year decrease of 13%. Adjusted EBITDA for the segment is expected to amount to approximately -€12 million (-€5 million CER).

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Just – Evotec Biologics (JEB)

Preliminary unaudited revenues for the JEB segment are expected to amount to approximately €259 million (€271 million CER), representing a year-on-year increase of 40%. Adjusted EBITDA contribution from JEB is expected to amount to approximately €53 million (€57 million CER).

Horizon Financial Impact and 2026 Guidance

Horizon is expected to be substantially completed by the end of 2027. 2026 will represent a transition year, with meaningful operational improvements anticipated to become increasingly visible in the second half.

Evotec expects total run-rate cost savings of approximately €75 million from the structural Horizon measures by the end of 2027 of which a positive contribution will be already realized in 2026.

To implement Horizon, Evotec expects total cash restructuring charges of approximately €100 million over the 2026–2028 period. There are also expected to be non-cash components related to asset impairments.

Evotec enters 2026 with annualized savings of approximately €60 million realized in 2025, fully embedded in its structurally lower operating cost and driven by improved capital discipline and a progressively more technology-driven revenue mix and base. These structural cost reductions, combined with improved utilization and a shift toward higher-margin technology and platform-based activities, are expected to enhance operating leverage and support sustained margin expansion from 2027 onward.

For full-year 2026, Evotec expects:

•	Group revenues of approximately €700-780 million (€730-810 million CER)
•	Adjusted Group EBITDA of approximately €0-40 million (€10-50 million CER)

Medium-Term Framework 2026–2030

Evotec is providing a new medium-term framework for 2026-2030 to consider the timing and impact of Horizon while maintaining its growth ambition. The framework reflects a phased trajectory.

•	Group revenues are expected to grow to > €1 billion (8-12 % CAGR)
•	Adjusted EBITDA margin is expected to reach 20% by 2028 and exceed that level by 2030

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The framework reflects:

•	Anticipated recovery of the early drug discovery and development market
•	Cost reductions from Horizon with positive contributions beginning in 2026
•	Continued shift toward higher-margin, technology-enabled, capital-efficient revenue streams
•	Continued CAPEX-lighter approach to below 10 % of revenues
•	Operating leverage as growth resumes following the 2026 transition year

This phased approach defines a clear trajectory from operational reset, through transition, to sustainable margin expansion and scalable growth by 2030. Further details on the medium-term framework will be provided during the final fourth quarter and full-year 2025 reporting on April 8, 2026.

Webcast Details

Evotec will host a webcast and conference call today at 3 p.m. CET / 2 p.m. GMT / 10 a.m. EDT.

To join the audio webcast and to access the presentation slides, please register via this link. The on-demand replay of the webcast will be available under the same link after the event and on our website.

Conference Call Details

To join the conference call, please pre-register via this link. You will receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call. A simultaneous slide presentation for participants dialing in via phone is available under this link.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

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Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih

EVP Head of Global Communications & Investor Relations

Sarah.Fakih@evotec.com

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